3111

BB 3/3

03001500

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39669

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Mark Ross & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Park Avenue, 18th Floor
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bradley C. Baker (212) 355-5566
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Exemption claimed pursuant to SEC Rule 17a-5(e)(1)(i)
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 25 2003 WASH. D.C. 165

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 13 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 12 2003

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Bradley C. Baker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mark Ross & Co., Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

LISA FILLORAMO
Notary Public, State of New York
No. 02FI6006862
Qualified in Nassau County
Commission Expires ~~May 11~~ Dec. 5, 2006

Notary Public

Signature

Vice President and Director
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARK ROSS & CO., INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001
(Unaudited)

MARK ROSS & CO., INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001
(Unaudited)

CONTENTS

MARK ROSS & CO., INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2002 AND 2001
(Unaudited)

ASSETS

	2002	2001
Cash	$ 76,792	$ 30,765
Accounts receivable	25,387	166,790
Due from affiliate	282,960	-
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $34,847)	125,960	244,940
Deposits	144,848	144,848
Prepaid expenses	3,148	2,096
	$ 659,095	**$ 589,439**

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
Accounts payable	$ 48,704	$ 34,372
Capital lease obligations	-	105,102
	48,704	139,474
Stockholders' equity:		
Common stock - $1 par value, 7500 shares authorized, 100 shares issued	100	100
Additional paid-in capital	469,010	469,010
Retained earnings (deficit)	141,303	(19,123)
Less common stock in treasury at par value	(22)	(22)
Total stockholders' equity	610,391	449,965
	$ 659,095	**$ 589,439**

The accompanying notes are an integral part of these financial statements.

MARK ROSS & CO., INC.

STATEMENTS OF INCOME

DECEMBER 31, 2002 AND 2001
(Unaudited)

	2002	2001
Revenues		
Commissions	$ 3,691,321	$ 7,740,711
Other income	65,000	-
	3,756,321	7,740,711
Expenses		
Administration fee	2,904,566	7,357,309
Rent	634,201	896,166
Licensing and registration	17,428	23,298
Professional services	8,914	13,553
Other	29,936	90,778
	3,595,045	8,381,104
Income (loss) before taxes	161,276	(640,393)
Income taxes	850	850
Net income (loss)	**$ 160,426**	**$ (641,243)**
Net income (loss) per share of common stock	**$ 2,057**	**$ (8,221)**

The accompanying notes are an integral part of these financial statements.

MARK ROSS & CO., INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

DECEMBER 31, 2002 AND 2001
(Unaudited)

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Common Stock in Treasury
	Shares	Amount			
Balance at December 31, 2000	100	$ 100	$ 469,010	$ 622,120	$ (22)
Net Income (Loss)				(641,243)	
Balance at December 31, 2001	100	100	469,010	(19,123)	(22)
Net Income (Loss)				160,426	
Balance at December 31, 2002	100	$ 100	$ 469,010	$ 141,303	$ (22)

The accompanying notes are an integral part of these financial statements.

MARK ROSS & CO., INC.

STATEMENTS OF CASH FLOWS

DECEMBER 31, 2002 AND 2001
(Unaudited)

	2002	2001
Cash flows from operating activities		
Net income (loss)	$ 160,426	$ (641,243)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Change in accounts receivable	141,403	550,504
Change in due from affiliate	(282,960)	-
Change in furniture, equipment and leasehold improvements	118,980	33,309
Change in deposits	-	(44,103)
Change in prepaid expenses	(1,052)	8,200
Change in accounts payable	14,332	(64,633)
Change in capital lease obligations	(105,102)	(49,796)
	(114,399)	433,481
Net cash provided by operating activities	46,027	(207,762)
Cash at beginning of period	30,765	238,527
Cash at end of period	**$ 76,792**	**$ 30,765**

The accompanying notes are an integral part of these financial statements.

MARK ROSS & CO., INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001
(Unaudited)

Note 1 - Summary of Significant Accounting Policies

(a) General

Mark Ross & Co., Inc. is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company is registered as a broker-dealer in seven states and the District of Columbia for the sale of variable life insurance, variable annuities, mutual fund shares and other insurance and financial products.

(b) Revenue Recognition

Commission revenue for variable life insurance policies is recognized as follows: For in-force policies as of the date or receipt of the premium by the insurance carrier from the policy owner. For new policies as of the later of the insurance policy issue date or the date the initial premium is credited to the policy. In some cases, a portion of the commission earned by the Company is refundable to the insurance carrier if a policy is surrendered or its face amount reduced during the first two years from the policy issue date. No provision has been made for such potential refunds in the 2002 and 2001 financial statements as the amount is considered to be immaterial.

(c) Amortization of Leasehold Improvements

Amortization of leasehold improvements is computed using the straight-line method over the remaining lease term.

(d) Taxes

The Company, with the consent of its shareholder, has elected under both the Internal Revenue Code and New York State tax law to be an S corporation. In lieu of corporation income taxes, a shareholder of an S corporation is taxed on its proportionate share of the Company's taxable income. Therefore, no provision for Federal or New York State income taxes has been included in the financial statements. A provision has been made for taxes payable to states in which the Company is required to file tax returns.

MARK ROSS & CO., INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001
(Unaudited)

Note 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of "applicable" exchange also provided that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002 and 2001 the Company had net capital of $53,475 and $58,081, respectively which was $48,475 and $48,783 in excess of its required net capital of $5,000 and $9,298, respectively. The Company's ratio of aggregate indebtedness to net capital at December 31, 2002 and 2001 was 0.91 to 1 and 2.4 to 1, respectively.

Note 3 - Provision for Taxes

The provision for state taxes at each of December 31, 2002 and 2001 is $850. This represents state income or minimum franchise taxes payable in certain jurisdictions where the Company is qualified to do business and is subject to such taxes at the corporate level.

Note 4 - Net Income (Loss) Per Share

Net income (loss) per share of common stock was computed by dividing the net income by the weighted average number of shares outstanding for the year (2002 and 2001 - 78 shares).

Note 5 - Related Party Transactions

The Company conducts certain significant transactions with a related corporate entity. The related entity provides the Company with certain specialized software, administrative services and facilities for which Mark Ross & Co., Inc. pays an administration fee. The administration fees for the years ended December 31, 2002 and 2001 were $2,904,566 and $7,357,309, respectively. At December 31, 2002 the Company paid $282,960 in excess of the maximum fee according to its agreement with the affiliate. This amount is reflected as due from affiliate in the statement of financial condition.

Supplemental Information

Year Ended December 31, 2002 and 2001
(Unaudited)

MARK ROSS & CO., INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002 AND 2001
(Unaudited)

	2002	2001
Total stockholders' equity	$ 610,391	$ 449,965
Deduct stockholders' equity not allowable for net capital		-
Total stockholders' equity for net capital	610,391	449,965
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B. Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities	610,391	449,965
Deductions and/or charges:		
A. Non-allowable assets	556,916	391,884
B. Secured demand note deficiency	-	-
C. Commodity futures contracts and spot commodities - proprietary charges	-	-
D. Other deductions and/or charges	-	-
Net capital before haircuts on securities positions	53,475	58,081
Haircuts on securities [computed, where applicable, pursuant to Rule 15c3-1(f)]		
A. Contractual securities commitments	-	-
B. Deficit in securities collateralizing secured demand notes	-	-
C. Trading and investment securities	-	-
1. Exempted securities	-	-
2. Debt securities	-	-
3. Options	-	-
4. Other securities	-	-
D. Undue concentrations	-	-
E. Other	-	-
Net Capital	**$ 53,475**	**$ 58,081**

MARK ROSS & CO., INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002 AND 2001 (Unaudited)

	2002	2001
Aggregate indebtedness:		
Items included in statement of financial condition-		
Accounts payable and capital lease obligations	$ 48,704	$ 139,474
Items not included in statement of financial condition-		
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other unrecorded amounts		-
	48,704	139,474
Less adjustment based on special reserve bank accounts		-
Total aggregate indebtedness	**$ 48,704**	**$ 139,474**
Computation of basic net capital requirement:		
Minimum net capital required	**$ 5,000**	**$ 9,298**
Excess net capital at 1500%	**$ 48,475**	**$ 48,783**
Excess net capital at 1000%	**$ 48,605**	**$ 44,133**
Ratio: Aggregate indebtedness to net capital	**0.91 to 1**	**2.4 to 1**
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	**$ 53,475**	**$ 58,081**
Net capital per above (page 8)	**$ 53,475**	**$ 58,081**

MARK ROSS & CO., INC.

SCHEDULES NOT INCLUDED IN ANNUAL REPORT

DECEMBER 31, 2002 AND 2001
(Unaudited)

The following schedules are not applicable to Mark Ross & Co., Inc.:

1. Statement of Changes in Liabilities Subordinated to Claims of Creditors

   Mark Ross & Co., Inc. has no subordinated liabilities.

2. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

   Mark Ross & Co., Inc. Is exempt from the requirement under Rule 15c3-3.

3. Information relating to the possession or control requirements under Rule 15c3-3

   Mark Ross & Co., Inc. is exempt from the requirement under Rule 15c3-3.

4. A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation

   Mark Ross & Co., Inc. has no subsidiaries.